SUTRO BIOPHARMA, INC.

310 Utah Avenue,

Suite 150

South San Francisco, CA 94080

October 9, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Sutro Biopharma, Inc. Registration Statement on Form S-3 Filed October 4, 2019 File No. 333-234101

Requested Date:                 October 11, 2019

Requested Time:                4:00 p.m. Eastern Time

Ladies and Gentlemen:

Sutro Biopharma, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda Rose or Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely, Sutro Biopharma, Inc.

By:	/s/ Edward C. Albini
Edward C. Albini
Chief Financial Officer

cc:	William J. Newell, Chief Executive Officer Sutro Biopharma, Inc. Amanda Rose, Esq. Ryan Mitteness, Esq. Fenwick & West LLP